UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 October 2021
Release Number	24/21

Update on recommended all-cash offer for Noront Resources Limited

Further to BHP’s release on 31 August 2021, in relation to the recommended all-cash offer to acquire all of the issued and outstanding common shares of Noront Resources Limited by BHP Western Mining Resources International Pty Ltd, an update is provided in the attached release.

Information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stephanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is
headquartered in Australia

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BHP increases all-cash offer for Noront to C$0.75 per share

Noront recommends shareholders accept improved BHP offer

•

BHP increases its all-cash offer to Noront shareholders to C$0.75 per share, representing a 36% premium to its previous offer, a 7% premium to the Wyloo offer and a 213% premium to Noront’s unaffected price.

•	Noront supports BHP’s improved offer and recommends shareholders tender now to receive the cash consideration offered.

•	The BHP offer will be open until 11:59 p.m. (Toronto time) on November 9, 2021. Shareholders have 22 days to decide to accept the full and immediate value offered by BHP.

•	BHP’s offer does not require Wyloo’s support to be successful.

•	BHP’s all-cash offer provides certainty of value and liquidity.

Offer expires 11:59 p.m. (Toronto time) on November 9, 2021; for more information visit NorontTender.ca

Toronto, Ontario / Melbourne, Victoria – October 20, 2021 – BHP Lonsdale Investments Pty Ltd (“BHP Lonsdale”), a wholly owned subsidiary of BHP, and Noront Resources Ltd. (TSXV: NOT) (“Noront”) announced today that BHP has agreed to increase its all-cash offer for Noront shares to C$0.75 per share (the “Offer”).

The Noront Board, considering the superior C$0.75 per share cash purchase price in the amended Offer, has determined that the proposal from Wyloo Metals Pty Ltd. (“Wyloo”), at a price of C$0.70 per share, has ceased to be a “superior proposal”, and recommends the Noront shareholders tender their shares to the BHP Offer.

Shareholders have until 11:59 p.m. (Toronto Time) on November 9, 2021 to accept the increased Offer and tender their shares.

Improved Premium & Highest All-Cash Offer Available to Shareholders

BHP’s increased Offer of C$0.75 per Noront share is superior to other offers available to Noront and its shareholders. BHP had the option to match Wyloo and elected to exceed Wyloo’s proposal by C$0.05. BHP’s increased offer delivers compelling value to Noront shareholders:

213%	premium over Noront’s unaffected price of C$0.24[1]

36%	premium over BHP’s previous offer of C$0.55 per share

7%	premium over Wyloo’s latest offer of C$0.70 per share

BHP Chief Development Officer, Johan van Jaarsveld, said: “Our increased offer of C$0.75 per share provides a compelling premium for Noront shareholders and is available to shareholders now. Our offer provides shareholders with the value inherent in Noront’s portfolio of projects, including the Eagle’s Nest project, delivering shareholders who accept our offer certainty of value and immediate liquidity.”

[1]	On May 21, 2021, the last trading day prior to Wyloo’s first publicly announced intention to make an offer for Noront at C$0.315 per share.

Certainty of Value Today; Protection from Execution & Dilution Risk

The Offer provides 100% cash consideration for Noront shares, providing Noront shareholders with certainty of value now while removing financing, market, regulatory and execution risks to Noront shareholders.

BHP recognizes that delivering Noront’s portfolio of projects in the Ring of Fire is expected to take many years, require significant capital investment, development of remote infrastructure, and management of numerous stakeholders. There is no certainty that shareholders remaining invested in Noront will ever realize the value for their shares offered by BHP in cash today.

Noront and BHP believe that the Offer provides Noront shareholders with the value inherent in Noront’s portfolio of projects without the long-term risks associated with the development and execution of those projects. Noront CEO, Alan Coutts, said: “This transaction provides a premium to Wyloo’s offer, and delivers certainty of value to Noront shareholders via an all-cash offer. Noront’s Board of Directors, determined that BHP’s improved offer is in the best interests of the company and its shareholders and recommends Noront shareholders tender their shares to the BHP offer.”

Noront’s Board of Directors, with input from its financial and legal advisors and the Special Committee, determined the improved offer is fair, from a financial point of view, to Noront shareholders (other than BHP Lonsdale and its affiliates).

The BHP Offer Does Not Require Wyloo’s Support

Wyloo’s support of the transaction is not required in order for the Offer to be successful. In order for Noront shareholders to receive the C$0.75 all-cash offer price for their shares, at least 50% of shares not owned by BHP must be tendered. Only those who tender their shares will receive the cash consideration of C$0.75 per share. If shareholders other than Wyloo support the Offer and tender their shares, the Offer will succeed.

BHP Chief Development Officer, Johan van Jaarsveld, said: “Now is the time for shareholders to decide if they want to tender to our improved offer and crystallize the compelling and full value it represents.”

To tender your shares, see shareholder information below.

For Noront shareholders

A notice of variation (the “Notice of Variation”) in respect of the Amended Offer will be mailed shortly to Noront shareholders and will be available under Noront’s profile on SEDAR at www.sedar.com and on Noront’s website at www.norontresources.com.

Tendering is quick and easy

Only those who tender their shares will receive the cash consideration of C$0.75 per share. For more information, please visit www.noronttender.ca.

Tender by 11:59 p.m. (Toronto time) on November 9, 2021

How to tender your shares

Shareholder type:	How do I tender my shares to BHP’s offer?

Beneficial

Most Noront shareholders are beneficial shareholders. This means your Noront shares are held through a broker, bank, or other financial intermediary, and you do not have a share certificate.

Contact your bank or your broker’s corporate actions department immediately and instruct them to tender your shares to the Offer.

Registered You hold your Noront shares directly and may have a share certificate.	Contact Kingsdale Advisors: Toll-free in North America: 1-866-581-0512 Outside of North America: 416-867-2272 Email: contactus@kingsdaleadvisors.com

About Noront Resources

Noront Resources Ltd. is focused on the development of its high-grade Eagle’s Nest nickel, copper, platinum and palladium deposit and the world class chromite deposits including Blackbird, Black Thor, and Big Daddy, all of which are located in the James Bay Lowlands of Ontario in an emerging metals camp known as the Ring of Fire. www.norontresources.com

About BHP

BHP is a world-leading global resources company. We extract and process minerals, oil and gas, with 80,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. Our Potash head office is in Saskatoon and our head office for metals exploration is in Toronto.

Our corporate purpose is to bring people and resources together to build a better world. Our strategy is to create value by growing our exposure to a portfolio of world-class, expandable assets in future-facing commodities. We create value for our stakeholders and the communities where we operate by focusing on safety, sustainability, innovation and exceptional performance.

BHP has a strong track record in Canada

BHP has a strong track record of mining development and investment in Canada over several decades. We have invested in diamonds, potash, exploration, Carbon Capture and Storage (CCS) research, and in environmental preservation through the BHP Foundation in Canada’s boreal forest. We have built strong relationships with communities and stakeholders throughout our history in Canada. Earlier this year, BHP approved US$5.7 billion in investment for its Jansen project, for what stands to be one of the world’s largest, most modern potash mines and a significant economic driver for Saskatchewan.

www.bhp.com

Contact details

BHP

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: + 61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

Noront

Media Relations	Investor Relations

Ian Hamilton	Greg Rieveley
Tel: +1 (905) 399 6591	Tel: +1 (416) 367 1444
ihamilton@longviewcomms.ca	greg.rieveley@norontresources.com

Janice Mandel
Tel: +1 (647) 300 3853 janice.mandel@stringcom.com

Forward looking statements

Certain statements contained in this press release contain “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information and statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding: the Offer, including the anticipated timing, mechanics, funding, completion, settlement, results and effects of the Offer; reasons to accept the Offer; and the value inherent in Noront’s portfolio of projects, including the Eagle’s Nest project.

Although BHP Western Mining Resources International Pty Ltd (the “Offeror”), BHP Lonsdale and Noront believe that the expectations reflected in such forward-looking information and statements are reasonable, such information and statements involve risks and uncertainties, and undue reliance should not be placed on such information and statements. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of the Offeror, BHP Lonsdale and Noront that the Offer will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals. The Offeror, BHP Lonsdale and Noront caution that the foregoing list of material factors and assumptions is not exhaustive. Many of these assumptions are based on factors and events that are not within the control of the Offeror, BHP Lonsdale or Noront, and there is no assurance that they will prove correct. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror, BHP Lonsdale or Noront will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Noront, the Offeror or BHP Lonsdale, or their respective future results and performance.

Forward-looking information and statements in this press release are based on the Offeror’s, BHP Lonsdale’s and Noront’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and the Offeror, BHP Lonsdale and Noront disavow and disclaim any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Noront.

Neither the TSX Venture Exchange nor its Regulation Services Provided (as that term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 20, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary